SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Yahoo! Inc.

(Name of Issuer)

Common Stock, Par Value $0.001

(Title of Class of Securities)

984332106

(CUSIP Number)

Marc Weitzen, Esq.

Icahn Capital LP

767 Fifth Avenue, 47th Floor

New York, New York 10153

(212) 702-4388

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 28, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 984332106

1	Name of Reporting Person High River Limited Partnership

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 12,571,714

	8	Shared Voting Power 0

	9	Sole Dispositive Power 12,571,714

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,571,714

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.90%

14	Type of Reporting Person PN

CUSIP No. 984332106

1.	Name of Reporting Person Hopper Investments LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 12,571,714

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 12,571,714

11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,571,714

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.90%

14	Type of Reporting Person OO

CUSIP No. 984332106

1.	Name of Reporting Person Barberry Corp.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 12,571,714

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 12,571,714

11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,571,714

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.90%

14	Type of Reporting Person CO

CUSIP No. 984332106

1.	Name of Reporting Person Icahn Partners Master Fund LP

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 21,410,308

	8	Shared Voting Power 0

	9	Sole Dispositive Power 21,410,308

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 21,410,308

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 1.53%

14	Type of Reporting Person PN

CUSIP No. 984332106

1.	Name of Reporting Person Icahn Partners Master Fund II LP

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 8,310,918

	8	Shared Voting Power 0

	9	Sole Dispositive Power 8,310,918

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,310,918

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.59%

14	Type of Reporting Person PN

CUSIP No. 984332106

1.	Name of Reporting Person Icahn Partners Master Fund III LP

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 3,177,317

	8	Shared Voting Power 0

	9	Sole Dispositive Power 3,177,317

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,177,317

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.23%

14	Type of Reporting Person PN

CUSIP No. 984332106

1.	Name of Reporting Person Icahn Offshore LP

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 32,898,543

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 32,898,543

11	Aggregate Amount Beneficially Owned by Each Reporting Person 32,898,543

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 2.34%

14	Type of Reporting Person PN

CUSIP No. 984332106

1.	Name of Reporting Person Icahn Partners LP

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 17,388,315

	8	Shared Voting Power 0

	9	Sole Dispositive Power 17,388,315

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 17,388,315

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 1.24%

14	Type of Reporting Person PN

CUSIP No. 984332106

1.	Name of Reporting Person Icahn Onshore LP

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 17,388,315

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 17,388,315

11	Aggregate Amount Beneficially Owned by Each Reporting Person 17,388,315

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 1.24%

14	Type of Reporting Person PN

CUSIP No. 984332106

1.	Name of Reporting Person Icahn Capital LP

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 50,286,858

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 50,286,858

11	Aggregate Amount Beneficially Owned by Each Reporting Person 50,286,858

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 3.58%

14	Type of Reporting Person PN

CUSIP No. 984332106

1.	Name of Reporting Person IPH GP LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 50,286,858

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 50,286,858

11	Aggregate Amount Beneficially Owned by Each Reporting Person 50,286,858

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 3.58%

14	Type of Reporting Person OO

CUSIP No. 984332106

1.	Name of Reporting Person Icahn Enterprises Holdings L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 50,286,858

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 50,286,858

11	Aggregate Amount Beneficially Owned by Each Reporting Person 50,286,858

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 3.58%

14	Type of Reporting Person PN

CUSIP No. 984332106

1.	Name of Reporting Person Icahn Enterprises G.P. Inc.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 50,286,858

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 50,286,858

11	Aggregate Amount Beneficially Owned by Each Reporting Person 50,286,858

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 3.58%

14	Type of Reporting Person CO

CUSIP No. 984332106

1.	Name of Reporting Person Beckton Corp.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 50,286,858

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 50,286,858

11	Aggregate Amount Beneficially Owned by Each Reporting Person 50,286,858

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 3.58%

14	Type of Reporting Person CO

CUSIP No. 984332106

1	Name of Reporting Person Carl C. Icahn

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 60,000

	8	Shared Voting Power 62,858,572

	9	Sole Dispositive Power 60,000

	10	Shared Dispositive Power 62,858,572

11	Aggregate Amount Beneficially Owned by Each Reporting Person 62,918,572

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 4.48%

14	Type of Reporting Person IN

Item 1.	Security and Issuer

The Schedule 13D filed with the Securities and Exchange Commission on December 4, 2008 (the “Initial 13D”), by the Reporting Persons with respect to the shares of Common Stock, par value $0.01 (the “Shares”), issued by Yahoo! Inc. (the “Issuer”), is hereby amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial 13D.

Item 4.	Purpose of Transaction

Item 4 of the Initial 13D is hereby amended by adding the following:

The Reporting Persons determined to dispose of Shares that were sold in order to provide a more desired balance in their portfolios relating to tech stocks, especially in view of the fact that the Issuer’s “window” for sales by officers and directors would be closing after August 31, 2009.  The sales in no way were intended to reflect the Reporting Persons’ long term view of the Issuer, since the Reporting Persons are optimistic about its long term prospects.  The Reporting Persons continue to believe in the wisdom of the Microsoft-Yahoo search transaction and fully support the performance of the Issuer’s CEO, Carol Bartz.

The Reporting Persons continue to reserve the right to engage in purchases and/or sales of Shares at any time and from time to time, in the open market, in private transactions or otherwise during periods when the “window” is open.

Item 5.	Interest in Securities of the Issuer

Item 5(a) of the Initial 13D is hereby amended and restated as follows:

(a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 62,918,572 Shares, representing approximately 4.48% of the Issuer's outstanding Shares (based upon the 1,403,390,107 Shares stated to be outstanding as of July 31, 2009 by the Issuer in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 7, 2009).

The first paragraph of Item 5(b) of the Initial 13D is hereby amended and restated as follows:

(b) High River has sole voting power and sole dispositive power with regard to 12,571,714 Shares. Each of Hopper, Barberry and Carl C. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master has sole voting power and sole dispositive power with regard to 21,410,308 Shares. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master II has sole voting power and sole dispositive power with regard to 8,310,918 Shares. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master III has sole voting power and sole dispositive power with regard to 3,177,317 Shares. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Partners has sole voting power and sole dispositive power with regard to 17,388,315 Shares. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Mr. Icahn may be deemed to have sole voting power and sole dispositive power with regard to 60,000 Shares (consisting of 15,000 restricted stock units and options to purchase 45,000 Shares, each granted to Mr. Icahn under the Issuer’s 1996 Directors' Stock Plan and subject to vesting).

Item 5(c) of the Initial 13D is hereby amended and restated as follows:

(c) The following table sets forth all transactions with respect to Shares effected during the past sixty (60) days by any of the Reporting Persons. All such transactions were sales of Shares effected in the open market, and the table includes commissions paid in per share prices.

Name of Reporting Person	Date of Transaction	No. of Shares Sold	Sale Price Per Share (U.S.$)
High River	August 27, 2009	(810,793)	$14.9237
High River	August 28, 2009	(1,710,558)	$14.8837
High River	August 31, 2009	(19,960)	14.7488

Icahn Master	August 27, 2009	(2,246,684)	$14.9237
Icahn Master	August 28, 2009	(3,775,760)	$14.8837
Icahn Master	August 31, 2009	(44,058)	14.7488

Icahn Partners	August 27, 2009	(996,486)	$14.9237
Icahn Partners	August 28, 2009	(3,066,471)	$14.8837
Icahn Partners	August 31, 2009	(35,782)	14.7488

Item 5 of the Initial 13D is hereby amended by adding the following Item 5(e):

(e)  As a result of the transactions reported in this Schedule 13D, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Shares and are no longer subject to the reporting requirements of Rule 13d-1(a) of the Exchange Act.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 31, 2009

HIGH RIVER LIMITED PARTNERSHIP
By: Hopper Investments LLC, general partner

By:	/s/ Edward Mattner
Name: Edward Mattner
Title: Authorized Signatory

HOPPER INVESTMENTS LLC

By:	/s/ Edward Mattner
Name: Edward Mattner
Title: Authorized Signatory

BARBERRY CORP.

By:	/s/ Edward Mattner
Name: Edward Mattner
Title: Authorized Signatory

ICAHN PARTNERS MASTER FUND LP

By:	/s/ Edward E. Mattner
Name: Edward E. Mattner
Title: Authorized Signatory

ICAHN PARTNERS MASTER FUND II LP

By:	/s/ Edward E. Mattner
Name: Edward E. Mattner
Title: Authorized Signatory

ICAHN PARTNERS MASTER FUND III LP

By:	/s/ Edward E. Mattner
Name: Edward E. Mattner
Title: Authorized Signatory

ICAHN OFFSHORE LP

By:	/s/ Edward E. Mattner
Name: Edward E. Mattner
Title: Authorized Signatory

ICAHN PARTNERS LP

	By:	/s/ Edward E. Mattner
Name: Edward E. Mattner
Title: Authorized Signatory

ICAHN ONSHORE LP

	By:	/s/ Edward E. Mattner
Name: Edward E. Mattner
Title: Authorized Signatory

ICAHN CAPITAL LP

	By:	/s/ Edward Mattner
Name: Edward Mattner
Title: Authorized Signatory

IPH GP LLC

	By:	/s/ Edward Mattner
Name: Edward Mattner
Title: Authorized Signatory

ICAHN ENTERPRISES HOLDINGS L.P.

	By:	/s/ Edward Mattner
Name: Edward Mattner
Title: Authorized Signatory

ICAHN ENTERPRISES G.P. INC.

By:	/s/ Dominick Ragone
Name: Dominick Ragone
Title: Chief Financial Officer

BECKTON CORP.

By:	/s/ Edward E. Mattner
Name: Edward E. Mattner
Title: Authorized Signatory

/s/ Carl C. Icahn
CARL C. ICAHN

[Signature Page of Amendment No 1 to Schedule 13D – Yahoo! Inc.]